Filed Pursuant to Rule 433

Registration Statement No. 333-181769

April 23, 2013

THE TORONTO-DOMINION BANK

US$1,500,000,000 1.40% SENIOR MEDIUM-TERM NOTES, SERIES A, DUE 2018

FINAL TERM SHEET

DATED APRIL 23, 2013

This final term sheet supplements the information set forth under the caption “Terms of the Notes” in the Preliminary Pricing Supplement dated April 23, 2013, the caption “Description of the Notes We May Offer” in the Prospectus Supplement dated June 15, 2012 and the caption “Description of the Debt Securities” in the Short Form Base Shelf Prospectus dated June 15, 2012.

Issuer:	The Toronto-Dominion Bank

Issue:	1.40% Senior Medium-Term Notes, Series A, due 2018 (the “Notes”)

Expected Ratings[1]:	Moody’s Investors Service: Aa1 / Standard & Poor’s: AA-

Principal Amount:	US$1,500,000,000

Issue Price:	99.933%

Trade Date:	April 23, 2013

Settlement Date (T+5)[2]:	April 30, 2013 (DTC)

Maturity Date:	April 30, 2018

Minimum Denomination:	US$2,000 and multiples of US$1,000

Interest Rate:	1.40%

Treasury Benchmark:	UST 0.750% due March 31, 2018

Treasury Benchmark Price:	100-08 3/4

Treasury Benchmark Yield:	0.694%

[1]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.
[2]	Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the pricing date or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Re-offer Spread to Treasury Benchmark:	T + 72 basis points

Re-Offer Yield:	1.414%

Commissions:	0.350%

Interest Payment Dates:	Semi-annually on April 30 and October 30 of each year, beginning October 30, 2013.

Record Dates for Interest Payments:	The fifteenth calendar day prior to the applicable Interest Payment Date.

Day Count Fraction:	30/360

Optional Redemption by Holders of Notes:	None

Optional Redemption by the Issuer for Tax Reasons:	In certain circumstances where the Issuer has or will become obligated to pay additional amounts (as described in the pricing supplement), the Issuer may, at its option, redeem the Notes in whole, but not in part, at any time before maturity, after giving not less than 30 nor more than 60 calendar days’ notice to the holders of the Notes, at a redemption price equal to 100% of their principal amount together with accrued interest, if any, to, but excluding, the redemption date.

Listing:	None

Joint Lead Managers:	TD Securities (USA) LLC Goldman, Sachs & Co. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:

ANZ Securities, Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Desjardins Securities Inc.

Deutsche Bank Securities Inc.

Lloyds Securities Inc.

Morgan Stanley & Co. LLC

nabSecurities, LLC

CUSIP/ISIN:	89114Q AG3 / US89114QAG38

The Issuer has filed a registration statement (including a prospectus supplement and a short form base shelf prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Lead Managers will arrange to send you the pricing supplement, when available, the prospectus supplement, and the short form base shelf prospectus if you request them by contacting TD Securities (USA) LLC at 1-855-495-9846, Goldman, Sachs & Co. at 1-866-471-2526, J.P. Morgan Securities LLC collect at 212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.